FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2004

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

INNEXUS BIOTECHNOLOGY INC.

FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company’s management.

The company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

INNEXUS BIOTECHNOLOGY, INC. CONSOLIDATED BALANCE SHEETS (Unaudited, Prepared by Management) September 30, 2004 and June 30, 2003

ASSETS
Sept. 30, 2004		June 30, 2004
		(Audited)
CURRENT ASSETS
Cash	$159,497	$427,220
Accounts Receivable and prepaid expenses	58,588	62,468
	218,085	489,688

EQUIPMENT (Note 6)	32,911	35,152

INVESTMENTS (Note 5)	266,667	266,667

TECHNOLOGY RIGHTS (Note 7)	198,056	211,260

	$715,719	$1,002,766

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$72,755	$62,634
Due to related parties (Note 8)	24,760	21,636
Current portion of due to ImmPheron Inc. (Note 7)	53,900	53,900
	151,415	138,170

DUE TO IMMPHERON, INC. (Note 7)	53,820	53,820

SHAREHOLDERS’ EQUITY (DEFICIENCY)

SHARE CAPITAL (Note 9):
Common Shares	2,772,796	2,741,546
Exchangeable preferred shares	218,276	218,276
Contributed surplus – stock options	147,531	129,791
Deficit accumulated during the development stage	(2,628,119)	(2,278,837)
	510,484	810,776

	$715,719	$1,002,766

Nature of operations (Note 1)

APPROVED BY THE DIRECTORS
“Alton C. Morgan”
Director – Alton C. Morgan

“Stuart W. Rogers”
Director – Stuart W. Rogers

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY, INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited, Prepared by Management) For the three month periods ended September 30, 2004 and 2003

	2004	2003

REVENUE
Licensing income	$-	$266,667
Interest income	387	583

	387	267,250

EXPENSES
Amortization	15,445	321
Automobile	2,433	3,361
Bank charges and interest	302	670
Consulting fees	78,212	62,300
Legal and accounting	31,503	9,580
Management fees	15,000	15,000
Meals and entertainment	-	1,394
Office and administration	22,175	9,530
Rent	1,500	1,243
Research consulting fees:
Related parties	18,293	20,973
ImmPheron, Inc.	97,299	-
Others	8,145	-
Stock based compensation	17,740	13,641
Telephone	2,687	2,061
Transfer agent	3,327	3,841
Travel	35,608	6,108
Wages and benefits	-	-
	(349,669)	(150,023)

EARNINGS (LOSS) FOR THE PERIOD	(349,282)	117,227

DEFICIT, BEGINNING OF PERIOD	(2,278,837)	(1,352,924)

DEFICIT, END OF PERIOD	$(2,628,119)	$(1,235,697)

BASIC AND DILUTED (LOSS) PER SHARE	$(0.018)	$0.009

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	19,226,322	13,585,744

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited, Prepared by Management) For the Three month periods ended September 30, 2004 and 2003

	2004	2003

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net gain (loss) for the period	$(349,282)	$117,227
Items not involving cash:
Amortization	15,445	321
Investments	-	(266,667)
Stock based compensation	17,740	13,641
Net change in non-cash working capital items
Accounts receivable and prepaid expense	3,879	(43,715)
Accounts payable	10,121	(91,148)
	(302,097)	(270,341)

INVESTMENTS:
Technology rights	-	-
	-	-

FINANCING:
Due to related parties	3,124	26,084
Shares issued for cash	31,250	45,300
	34,374	71,384

INCREASE (DECREASE) IN CASH	(267,723)	(198,957)

CASH, BEGINNING OF PERIOD	427,220	309,362

CASH, END OF PERIOD	$159,497	$110,405

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY, INC.

Notes to Consolidated Financial Statements

(Unaudited, Prepared by Management)

For The Three Month Period Ended September 30, 2004

1.

Going concern:

InNxus Biotechnology Inc. (“IBI” or the “Company”) is incorporated under the laws of British Columbia.  On July 3, 2003, the Company changed its name from Cusil Venture Corporation (“Cusil”) to InNexus Biotechnology Inc. in connection with a business combination (note 3).  The Company is a biotechnology company focused on the development of the next generation of monoclonal antibodies termed “SuperAntibodies”.  SuperAntibody Technology (“SAT”) seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies.  The Company is a development stage enterprise and commercial operations have not yet commenced.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.  The Company has just recently begun to generate revenue, and at September 30, 2004, has a deficit accumulated during development stage of $2,628,119.  In addition, the Company has working capital of $66,670, which is not sufficient for the Company to meet its planned business objectives.  To September 30, 2004, InNexus has financed its cash requirements primarily from equity financings and by way of loans from, and share issuances to, directors and other related parties.  The Company’s continuation as a going concern is uncertain and dependent on successfully bringing its technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time.  Although the Company has been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies.  These financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  They include the accounts of the Company and its subsidiaries InNexus, Inc. (“InNexus”), InNexus Exchange Corp. (“IEC”), both of which are U.S. corporations, InNexus Biotechnology International Limited (“IBIL”), a Barbados corporation, and North Bioscience Inc., a British Columbia corporation, all of which are wholly-owned.  All material intercompany transactions and balances have been eliminated on consolidation.

Effective June 27, 2003, Cusil, directly or with its wholly-owned subsidiary IEC, completed the acquisition of 100% of the outstanding shares of InNexus (note 3).  As the shareholders of InNexus obtained control of the Company through the exchange of their shares of InNexus for shares of the Company, the acquisition of InNexus has been accounted for in these financial statements as a reverse takeover.  Consequently, the consolidated statements of operations and deficit and cash flows reflect the results from operations and cash flows of InNexus, the legal subsidiary, for the three month periods ended September 30, 2004 and 2003.

(b)

Equipment:

Equipment is recorded at cost and amortization is provided on a declining-balance basis at the following rates commencing from the time the equipment is put in use:

Computer equipment

30% per annum

Lab equipment

20% per annum

(c)

Technology rights:

Research costs are charged as an expense in the period in which they are incurred.  Development costs are charged as an expense in the period incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization.

Once the Company believes a development project meets the criteria for deferral and amortization, the Company defers further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold.  At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.

The costs of acquiring technology, trademarks, patents and licenses are capitalized and amortized on a straight-line basis over their estimated useful lives.  The net realizable value is assessed on a periodic basis based on estimated future cash flows and written-down to net recoverable amount when considered necessary.

The carrying value of technology rights does not necessarily reflect present or future values.  The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.

(d)

Stock-based compensation:

The Company has a stock option plan which is described in note 9(e).

Effective July 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants’ (the “CICA”) new handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments”.  Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after July 1, 2002, are accounted for using the fair value based method.  No compensation cost is required to be recorded for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  The Company discloses the pro forma effect of accounting for these awards under the fair value based method.  The adoption of this new standard has resulted in no changes to amounts previously reported.

Effective July 1, 2003, the Company prospectively adopted the revised guidance of CICA handbook section 3870, which requires that the compensation cost for all stock-based awards be recorded at fair value and be recognized over the period in which the related services are rendered (note 3(a)).

 (e)

Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward.  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(f)

Loss per share:

Basic loss per share is calculated using the weighted average number of shares outstanding during the period after giving effect to the reverse takeover (note 4) in which the number of shares outstanding for the period from the beginning of the fiscal year to June 27, 2003 is deemed to be the number of shares issued by Cusil to the shareholders of InNexus.  Basic loss per share for the comparative periods is computed by dividing the earnings of InNexus by the number of shares of Cusil issued in the reverse takeover.  The Company calculates diluted loss per share using the treasury stock method.  In the Company’s case, however, diluted loss per share is the same as basic loss per share as the effect of outstanding options, warrants and other dilutive instruments would be anti-dilutive.

(g)

Foreign currency translation:

Transactions and account balances originally stated in currencies other than the Canadian dollar have been translated into Canadian dollars as follows:

*

Revenue and expense items at the rate of exchange in effect on the dates they occur.

*

Non-monetary assets and liabilities at the rate of exchange in effect on the dates the assets were acquired or the liabilities were incurred.

*

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in operations in the period in which they occur.

(h)

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Significant areas requiring the use of management estimates relate to the determination of impairment of technology rights and useful lives for amortization.  Actual results may differ from those estimates.

(i)

Comparative figures:

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted for the current period.

(j)

Long-term investments:

Investments are carried at cost, less a provision for decline in value that is other than temporary.

3.

Change in accounting policies:

(a)

Stock-based compensation:

Effective July 1, 2003, the Company adopted the revised recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  Under this pronouncement, the Company has chosen to prospectively adopt the fair value method of accounting for all employee and non-employee stock-based compensation granted, modified or settled on or after July 1, 2003.  No retroactive restatement is required and adoption of the recommendation has no effect on the prior period financial statements.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are periodically remeasured during the vesting period as the options are earned.  Any changes therein are recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period.

(b)

Impairment of long-lived assets:

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3063, Impairment of Long-Lived Assets.  Under this standard, long-lived assets held for use are reviewed for impairment when events or changes in circumstances indicate that its carrying value may not be recoverable.  When the carrying value is not recoverable from future cash flows on an undiscounted basis and the carrying value exceeds the assets’ fair value, an impairment loss is recorded for the excess of carrying value over fair value.  Adoption of this standard did not impact the Company’s financial position or results of operations.

4.

Business combination:

Effective June 27, 2003, Cusil acquired all of the outstanding common shares of InNexus by the issuance of 3,830,000 common shares of Cusil and 3,750,000 exchangeable preferred shares of IEC (note 9(c)).  An additional 500,000 common shares of Cusil were issued to an unrelated party as a finders’ fee.  Since the former shareholders of InNexus acquired control of the Company through the share exchange, this transaction has been accounted for under the purchase method of accounting as a reverse takeover.  Under reverse takeover accounting, InNexus is considered to have acquired Cusil.

For accounting purposes, the Company is considered to be a continuation of InNexus, the legal subsidiary, except with regard to the authorized and issued share capital, which is that of IBI, the legal parent company.  As the continuing entity is deemed to be InNexus, share capital of IBI has been reduced by $1,341,126 to the share capital and additional paid-in capital of InNexus.

5.

Investments:

On August 18, 2003 the Company announced that it had granted a license to Protokinetix, Inc. (“OTCBB: PKTX) of Vancouver, B.C for the use of SAT with up to 3 antibodies. The agreement with ProtoKinetix involved the issuance to the Company of 1.6 Million restricted shares of ProtoKinetix, which were received during the period and recorded as licensing revenue.  These shares are restricted from trading under SEC Rule 144 until October, 2004 and have been valued at the trading price of the shares of PKTX at the time of the announcement, being US$0.12 per share, for a total of C$266,667.  The quoted market value of PKTX on the OTC Bulletin Board on September 30, 2004 was US$0.62 per share; there can be no assurance that the Company will be able to realize this value at such time as these shares are eligible for resale in late 2004.

6.	Equipment:

	September 30,2004	Cost	Accumulated Amortization	Net Book Value

	Laboratory Equipment	$ 23,503	$ 1,175	$ 22,328
	Computer hardware and software	14,217	3,634	10,583

		$ 37,720	$ 4,809	$ 32,911

7.	Technology rights:

		2004	2003

	SAT rights (note 7(a))	$254,076	$254,076
	1F7 rights (note 7(b))	10,000	10,000
		264,076	264,076

	Accumulated ammortization	(66,020)	-
		$198,056	$264,076

(a)

SAT rights:

Subsequent to completion of Cusil’s transaction with InNexus (note 4), the Company acquired all intellectual property and patent rights related to the SAT held by ImmPheron Inc. ("lmmPheron") in exchange for the issuance of 2,500,000 exchangeable preferred shares of IEC (note 9(c)) and US$170,000, payable over a three and one-half year period, the Canadian dollar equivalent of which consideration at the date of the acquisition was $254,075.  InNexus had previously acquired certain SAT rights from ImmPheron under the terms of a June 19, 2001 development agreement with ImmPheron, but assigned a nominal amount to those rights as they were earned by incurring research and development expenditures.  In February 2002, InNexus entered into an agreement to acquire ImmPheron's remaining SAT rights, subject to completion of the transaction with Cusil (note 4).  On June 30, 2003, the Company paid US$50,000 and has agreed to pay US$20,000 every six months thereafter for a total of 36 months, which was accrued in these financial statements.  In addition, the Company agrees to incur a minimum of US$475,000 research and development of SAT over a three year period.

To September 30, 2004, the Company has incurred a total of $1,312,521 of research consulting fees on SAT.  The Company is unable to determine when significant positive cash flow from SAT will commence.

(b)

1F7 rights:

On behalf of InNexus, Cusil paid Immune Network Ltd. ("Immune"), a Canadian public biotechnology company, a total of $10,000 in June 2002 in connection with the acquisition of an exclusive worldwide sub-license from Immune for all the intellectual property rights to the monoclonal antibody 1F7 (currently held by Immune under license from the Sydney Kimmel Cancer Center in San Diego, California) to be used in conjunction with the SAT technology held by the Company.  Under the terms of the sub-license agreement, InNexus agrees to pay royalties of between 3% and 6% on certain licensed products.

To September 30, 2004, the Company has incurred a total of $91,500 of research consulting fees on 1F7.

In July 2003, the Company notified Immune that Immune is in breach of the sub-license agreement dated June 7, 2002.  Until such time that Immune provides sufficient evidence that it has remedied the material deficiencies identified by the Company, the Company does not plan to do any further work on the creation of a SuperAntibody form of 1F7.  Notwithstanding this breach, the Company does not believe there has been a material impairment in the value of its 1F7 rights.

8.

Due to related parties:

The amounts due to related parties consist of loans and other amounts payable to directors and former shareholders of InNexus.  The amounts payable are unsecured, non-interest bearing, and due on demand.

During the three month period ended September 30, 2004, InNexus was charged a total of $32,927 (2003 - $37,752) for consulting fees from related parties and $15,000 (2003 – $15,000) of management fees from a related party.

9.

Share capital:

(a)

Authorized:

100,000,000 common shares without par value

(b)

Issued and outstanding:

Number

of shares

Amount

Balance at September 30, 2003

13,658,353

$     1,456,057

Issued pursuant to private placement, net of issuance
costs

2,800,000

525,438

Issued upon exercise of stock options

385,000

96,250

Issued upon exercise of share purchase warrants

2,297,804

663,801

Balance, June 30, 2004

19,141,157

$

2,741,546

Issued upon exercise of stock options

125,000

31,250

Balance, September 30, 2004

19,266,157

$

2,772,796

As at September 30, 2004, a total of 4,419,492 of the issued common shares are held pursuant to an escrow agreement that provides for the release of the escrowed shares over 72 months following the business combination with InNexus in equal tranches of 5%, at six month intervals for a period of 24 months, and thereafter in equal tranches of 10%, at six month intervals for a period of 48 months.

As at September 30, 2004, a total of 6,417,188 shares have been allocated for issuance upon the conversion of exchangeable preferred shares of IEC (note 9(c)).

(c)

Exchangeable preferred shares:

Number

of shares

Amount

Issue pursuant to:

Business combination with InNexus (note 4)

3,750,000

$

109,682

Acquisition of SAT rights from ImmPheron (note 7(a))

2,500,000

25,000

Related party debt settlement

167,188

83,594

Balance September 30, 2004 and 2003

6,417,188

$

218,276

The exchangeable preferred shares were issued by IEC and are convertible, at the option of the holder, into an equal number of common shares of the Company.

At September 30, 2004, 90% of the exchangeable preferred shares are held pursuant to an escrow agreement that provides for the release of the escrowed shares over 36 months following the business combination with InNexus in equal tranches of 15%, at six month intervals.

(d)

Warrants:

Concurrent with the completion of the business combination with InNexus (note 4), the Company completed a short-form offering of 3,795,000 units at $0.25 per unit for gross proceeds of $948,750.  Each unit consisted of one common share of the Company and one-half of one non-transferable common share purchase warrant exercisable to purchase an additional common share of the Company at a price of $0.30 per share until expiry on June 27, 2004.

In conjunction with the offering the Company issued the agent 759,000 agent’s warrants and 50,000 common shares for corporate finance and sponsorship fees.  The agent’s warrants are exercisable to purchase one common share of the Company at a price of $0.25 per share until expiry on June 27, 2005.  At September 30, 2004, there were 260,196  agent’s warrants were outstanding.

In January 2004, the Company completed a non-brokered private placement of 2,800,000 units at $0.21 per unit for gross proceeds of $588,000.  Each unit consisted of one common share of the Company and one non-transferable common share purchase warrant exercisable to purchase an additional common share of the Company at a price of $0.27 per share until expiry on January 14, 2006.  At September 30, 2004 there were 2,780,000 warrants outstanding.

(e)

Stock options:

In connection with the business combination with InNexus, the Company granted stock options to non-employees to acquire up to an aggregate of 290,000 common shares at $0.25 per share and to directors and employees to acquire up to an aggregate of 1,085,000 common shares at $0.25 per share.  These options were granted pursuant to Cusil’s  incentive share option plan (the “Plan”) that allows it to grant options to its employees, officers, directors and consultants to acquire up to 1,700,000 common shares.  The Plan received shareholder approval at an extraordinary general meeting on September 6, 2002.

Under the terms of the Plan, the exercise price of each option is determined by the Board of Directors at the time each option is granted, which shall in all cases be not less than the discounted market price of the common shares covered by such option at the date of grant.  Options have a maximum term of ten years and terminate thirty days following the date on which the optionee ceases to be employed by or an officer or director of the Company, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.

(e)

Stock options:

Expiry date	Exercise price	September 30, 2003	Granted	Exercised	Expired / cancelled	September 30, 2004

June 27, 2005	0.25	1,375,000	-	(385,000)	-	990,000
September 2, 2005	0.25	55,000		-	-	55,000
December 11, 2005	0.25	-	270,000	(125,000)	-	145,000
March 25, 2006	0.35	-	80,000	-	-	80,000
April 15, 2006	0.45	-	100,000	-	-	100,000
May 27, 2006	0.41	-	150,000	-	-	150,000
August 17, 2006	0.26	-	100,000	-	-	100,000
		1,430,000	700,000	(510,000)	-	1,620,000

Weighted average exercise price		$ 0.25	$ 0.33	$ 0.25		$ 0.28

At September 30, 2004, a total of 1,520,000 of the outstanding options are exercisable.

During the current quarter, there were 100,000 options granted to non-employees.  The fair value of each option is estimated as at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2004

2003

Dividend yield

0.0%

0.0%

Expected volatility

74.3%

231%

Risk-free interest rate

2.79%

3.07%

Expected average option term

2 years

1.25 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

10.

Financial instruments:

As at September 30, 2003 and June 30, 2003, in all material respects, the carrying amounts for the Company’s cash, GST receivable and accounts payable and accrued liabilities approximate fair value due to the short term nature of these instruments.  The Company is unable to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of those obligations and the lack of a ready market for such financial instruments.

11.

Subsequent events:

Subsequent to September 30, 2004:

(a)

The Company announced a private placement of up to 2,700,000 common shares at $0.45 per share.  The private placement will include a finder’s fee of 8% of gross proceeds and the Company agrees to grant a non-transferable option to acquire up to 200,000 common shares of the Company at a price of $0.45 per share, exercisable for a period of two years from the closing of the offering.  The Company completed a partial closing of 2,090,000 shares of this placement in November, 2004.

(b)

The Company engaged a NYSE Member firm to act as its corporate finance advisor and investment banker in the United States.  The term of the engagement is three years from the latter of regulatory approval and cross-listing the Company’s shares on the OTC Bulletin Board (the “Effective Date”).  On the Effective Date, the Company will issue to the advisor share purchase warrants to acquire 150,000 shares at the market price on the date preceding the Effective Date, plus share purchase warrants to acquire 150,000 shares at an exercise price equal to 200% of the market price on the date preceding the Effective Date.

(c)

The Company entered into an agreement to acquire certain specific antibodies to treat Coronary Heart Disease and Chronic Viral Diseases from ImmPheron.  Consideration for the purchase was US$50,000 cash, 500,000 common shares of the Company, a 3% royalty on net sales of any products developed by the Company using the antibodies, and payment of 10% of all consideration received by the Company from third-party licenses of SuperAntibody versions of the antibodies.  This agreement was completed in October 2004.

INNEXUS BIOTECHNOLOGY, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three month period ended September 30, 2004

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes for the three-month period September 30, 2004.  All dollar amounts are expressed in Canadian funds unless otherwise stated.  This discussion is based on information available as at November 26, 2004.

Overview

On June 27, 2003, Cusil Venture Corporation (“Cusil”) secured regulatory approval for the acquisition of all the issued and outstanding shares of InNexus, Inc. (“InNexus”) of Seattle, Washington and completed the acquisition on June 27, 2003.  On closing, InNexus became a wholly-owned subsidiary of Cusil and Cusil changed its name to InNexus Biotechnology Inc. (the “Company”).  This transaction has been accounted for as a reverse-takeover (“RTO”).

About InNexus, Inc.

InNexus is a biotechnology company involved in the development of a new generation of monoclonal antibodies termed “SuperAntibodies” that have significantly improved therapeutic potency and novel properties.

SuperAntibody technology (“SAT”) is the next-generation technology platform for monoclonal antibodies, able to increase their strength of binding and allow them to cross-link their target antigen. This can result in triggering "apoptosis" or cell suicide or the enhancement of complement-dependent or effector cell killing of pathogens, viruses or tumour cells. The technology platform can also be used to confer novel properties to antibodies such as the ability to penetrate cells and bind to intracellular targets such as virus components (before assembly), and can allow antibodies to be converted into vaccines.  SAT was developed by Dr. Heinz Kohler of ImmPheron Inc. of Lexington, Kentucky.

The Company’s business development strategy is focused on marketing the SAT to the biotechnology and pharmaceutical community for the purpose of entering into licensing agreements whereby the Company will be paid a licensing fee for the use of its technology and will provide ongoing technical support, on a contract basis, during development of products using SAT and any subsequent clinical trials.  Should a product be brought to market that utilizes SAT, the licensing agreement will provide for the Company to be paid an ongoing royalty on gross sales

Industry sources estimate that there are currently 260 biotechnology companies worldwide involved in the development of at least 700 antibody-based products. Approximately 220 of these products were in clinical trials.  The worldwide market for antibodies for Therapeutic and Diagnostic Imaging applications was estimated at $2.8 Billion in 1999, and is forecast to grow to almost $9.8 Billion by 2004. According to the Pharmaceutical Research and Manufacturers of America, monoclonal antibody products represented approximately 37% of all biotechnology products in development by its members.

The appeal of the technology platform to potential corporate partners is manifold, including the ability to:

a)

convert existing, not product grade, antibodies into ones with product potential (this probably represents the largest potential use of the technology platform with thousands of such antibody candidates)

b)

increase potency and thus profitability as well as to extend patent life of FDA-approved products (there are currently 33 approved and pending antibody products with combined market potential of billions of dollars; such products have consumed one-half to two-thirds of their patent life before reaching the product approval stage)

c)

achieve an “end around” existing patents on antibody diagnostic and therapeutics (each antibody developed with the SAT platform likely represents a new, patentable invention; this allows partners and InNexus to pursue products and markets in which there are already established competitors)

d)

create new uses and large new markets for antibody products which did not previously  exist (this includes the use of cell-penetrating antibodies which can bind to intracellular targets and antibody-based vaccines).

On September 19, 2003 the Company and Corixa Corporation (Nasdaq: CRXA), a leading developer of immunotherapeutic products, jointly announced that the companies had entered into an antibody research, development and license agreement.  The companies will develop lead antibody candidates combining InNexus’ SAT with up to four antibodies from Corixa’s therapeutic antibody development program.  The InNexus/Corixa collaboration will initially focus on enhancing the anti-tumor activity of selected antibody leads that are currently in development by Corixa.

On June 23, 2004 the Company announced the completion of work on the initial antibody under the R&D and Licensing Agreement with Corixa.  InNexus’ laboratory results demonstrated, with the first antibody under evaluation, that SAT could significantly increase the ability to induce apoptosis or cell suicide of cancer cells compared to the original, parental antibody.

Based on the results achieved with this initial antibody, InNexus intends to utilize its resources to prepare some of its own antibodies for pre-clinical evaluation and emphasize partnering programs that will offer it an opportunity to rapidly introduce SuperAntibody products into clinical development.

Registration Statement Filed on Form 20-F

On March 30, 2004 the Company announced the filing of a Registration Statement on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) which subsequently became effective on September 15, 2004 and can be viewed at www.sec.gov.

Filing of an effective Registration Statement with the SEC is required to register the Company’s shares for secondary trading in the United States and is a pre-condition for the Company applying to cross-list its shares on a U.S. stock exchange or trading facility.

Acquisition of Rights for Antibodies to use with SAT

On September 20, 2004 the Company announced an agreement to acquire specific antibodies to treat Coronary Heart Disease and Chronic Viral Diseases from ImmPheron.  The antibodies are in the late preclinical stage of development and have demonstrated efficacy in highly relevant animal models of human disease.  The Company believes that these antibodies are ideal candidates for potency enhancement and potential commercialization using SAT.  The acquisition of these antibodies will expand the Company’s activities to include the application of SAT to development of its own product candidates for eventual licensing to pharmaceutical partners.

The companies have filed for intellectual property protection and will jointly develop a SuperAntibody version of an antibody, the S(T15) SuperAntibody, with the ability to reduce plaque formation which causes narrowing of the arteries and the occurrence of Coronary Heart Disease (“CHD”).

A major factor of CHD is the build-up of plaque.  When the coronary arteries become narrowed or clogged by fat and cholesterol deposits, the heart is starved of needed blood supply.  Recent studies show the number of total prevalent cases of CHD will be approximately 217 million in 2012.  The market for CHD products is expected to reach $15 billion in 2007, growing to $23 billion in 2012.  Current treatment is based on the use of statins, which lower cholesterol levels and represent over $10 billion in annual sales.  Statins have demonstrated only a 1% reduction of plaque in arteries.  Recently Atherogenics Inc. (NASDAQ: AGIX) announced a novel anti-inflammatory agent that they claim demonstrated a 3.8% reduction in plaque in clinical studies.

The treatment approach and distinctive mechanism of action of the S(T15) SuperAntibody has been demonstrated in animal models to reduce plaque by 20-25%.  There is no guarantee that such results will translate into clinical efficacy, though the same animal model used for evaluation has been used for evaluation of other anti-plaque drugs.

InNexus will also acquire further rights to the underlying intellectual property for the monoclonal antibody 1F7, targeted to the treatment of chronic viral diseases.  1F7, an anti-idiotype monoclonal antibody, has over 10 years of research and demonstrated efficacy in primates for the treatment of AIDS, a chronic viral disease.  In addition, the antibody identifies an immune response in patients with Hepatitis C, which collaborates with and allows perpetuation of such chronic viral diseases.  Our studies indicate that the only practical way of creating a therapeutic from the antibody is through the creation of a SuperAntibody form; the underlying intellectual property, owned by ImmPheron, on the protein and protein-encoding sequence for the antibody is a necessary precursor for “humanization” prior to creation of the SuperAntibody form.

Consideration for the acquisition of all right title and interest in these antibodies will comprise the issuance to ImmPheron of  500,000 common shares of InNexus, the payment of $50,000 USD, a royalty of 3% on net sales of any products developed by InNexus using the antibodies and payment of 10% of all consideration received by InNexus from third party licensees of SuperAntibody versions of the antibodies.  This agreement was accepted for filing by the TSX Venture Exchange and closed in October, 2004.

Brean Murray engaged for corporate finance and investment banking services in the U.S.

On September 29, 2004 the Company announced that it had engaged Brean Murray & Co., Inc. as its non-exclusive corporate finance advisor and investment banker in the United States.

Brean Murray will be working with the Company to develop a program to introduce the Company to institutional investors, provide general financial advice to the Company and undertake specific investment banking transaction(s) and/or advisory assignments that may include public or private offerings of debt or equity securities, or mergers and acquisitions.

The terms of this engagement will be for a period of three years and be effective on the latter of TSX Venture Exchange approval or the cross-listing of the Company’s shares on the NASD OTC Bulletin Board.   On the effective date, the Company will issue to Brean Murray a warrant to acquire 150,000 shares of the Company’s common stock at an exercise price equal to the closing price of the Company’s common stock on the day before the effective Date and a warrant to acquire 150,000 shares of the Company’s common stock at an exercise price equal to 200% of the closing price of the Company’s common stock on the day before the effective Date.  These warrants will vest quarterly over a one-year period from the date of TSX-V acceptance for filing, which was received on November 1, 2004.  The Company has not yet begun trading on the NASD OTC Bulletin Board.

Brean Murray & Co., Inc. is a 31 year old boutique investment bank with offices in New York and San Francisco.  They are a member firm of the New York Stock Exchange, providing institutional research, investment banking services, institutional sales and trading and asset management for high net worth individuals.

Private Placement

On October 14, 2004 the Company announced a non-brokered private placement of 2,700,000 Shares Units at $0.45 per Share, subject to acceptance for filing by the TSX Venture Exchange.

On November 4, 2004 the Company announced the partial closing of 2,090,000 shares of this private placement.  Finders fees of $71,460 were paid, along with the granting of an option to Williams de Broë PLC of London, UK of a non-transferable option to acquire up to 193,000 common shares of the Company at a price of $0.45 per share for a period of two years from the closing of the offering.  Williams de Broë, a subsidiary of the ING Group of Holland, is one of the longest established brokerage firms in the City of London and a Member of the London Stock Exchange.

InNexus Presents at Rodman and Renshaw Techvest in New York

InNexus participated in the Rodman & Renshaw Techvest 6th Annual Healthcare Conference, held October 26-28, 2004 at the Waldorf Astoria Hotel in New York.   InNexus described its SuperAntibody Technology Platform and its first potential SuperAntibody Product, S(T15), for treating plaque in Coronary Heart Disease. This presentation was broadcast live over the Internet and will be available as a live audio and visual webcast on the company's website at www.innexusbiotech.com or at http://www.wallstreetwebcasting.com/webcast/rrshq4/innexus for a period of 90 days thereafter.

Results of Operations

During the three month period ended September 30, 2004, the Company incurred a loss of $349,282 as compared to earnings of $117,227 for the three-month period September 30, 2003.  The significant changes during the current fiscal period compared to the three-month period September 30, 2003 are as follows:

During the three-month period ended September 30, 2003 the Company received license fees of $266,667 and interest of $583 with no license fees and interest income of only $387 having been received during the current fiscal period.

The Company incurred amortization expense of $15,445 during the three-month period ended September 30, 2004 for amortization of technology rights ($13,204) and lab and office equipment ($2,241), with technology rights acquired on June 27, 2003 now being amortized on a straight-line basis over a five year period.  Only amortization expense of $321 for office equipment was recorded during the first quarter of fiscal 2003.

Consulting fees increased to $78,212 during the three-month period ended September 30, 2004 as a result of increased staff levels for business development.  This compares to consulting fees of $62,300 incurred during the same period a year prior.

During the three-month period ended September 30, 2004 the Company incurred legal and accounting fees of $31,503 for preparation of the Form 20-F registration statement the Company filed with the SEC on March 30, 2004 that became effective on September 15, 2004.  This compares to legal and accounting expenses incurred during the same period a year prior of only $9,580 for general corporate matters.

During the three-month period ended September 30, 2004, office and administration expenses increased to $22,175 from the $9,530 incurred during fiscal 2003 due to the increased costs of being a public company and communicating with shareholders.

Research consulting fees of $18,293 incurred to a related party during the three-month period ended September 30, 2004 were reduced from the $20,973 paid for these research services during the same period a year prior as a result of an increase in value of the Canadian Dollar compared to the U.S. dollar during the current period.   During the three-month period ended September 30, 2004 research consulting fees of $97,299 were paid to ImmPheron and a total of $8,145 was paid to others, primarily for work on patent filings.  There were no charges by ImmPheron or others during the three-month period ended September 30, 2003.

Stock-based compensation expense of $17,740 was recorded during the three-month period ended September 30, 2004 with respect to options that were granted non-employee consultants during the period.  This compares to stock-based compensation expense of $13,641 incurred for options granted to non-employee consultants during the same fiscal period in 2003.  During fiscal 2004 the Company changed its accounting policy for stock-based compensation to record the fair value of all options granted in accordance with revised guidance from the Canadian Institute of Chartered Accountants.

Travel expenses of $35,608 were incurred during the three-month period ended September 30, 2004 as compared to travel expenses of $6,108 being paid during the same period a year prior.  This was due to increased levels of business development activity during the current period.

Summary of Quarterly Results

	Q1-05	Q4-04	Q3-04	Q2-04	Q1-04	Q4-03	Q3-03	Q2-03
Revenue	387	142	478	44	267,250	Nil	Nil	Nil
Net Earnings (Loss) ($)(1)	(349,282)	(409,519)	(279,159)	(354,462)	117,227	(145,923)	(63,103)	(107,681)
Per Share ($)(1)	(0.018)	(0.026)	(0.017)	(0.026)	0.009	(0.022)	(0.014)	(0.014)

(1) Net earnings (loss) in total and on a per share basis is the same as net earning (loss) before extraordinary items.

Quarterly losses during the fiscal three-month period September 30, 2003 decreased from the second quarter of fiscal 2003 to the third quarter due to fiscal restraint necessitated by a lack of funding for operations prior to completion of the RTO of Cusil in the fourth quarter.   During the fourth quarter, expenses increased due to costs involved in the closing of the RTO during that period and stock-based compensation expense of $21,955 incurred with respect to stock options granted to non-employee consultants on completion of the RTO.

During the first quarter of fiscal 2004 (the three-month period ended September 30, 2003), the Company received licensing revenue of $266,667 that enabled the Company to achieve an operating profit for the first quarter of $117,227.  During the following fiscal quarters, the Company increased research and development expenditures on SAT and marketing of the technology, as well as incurring additional public company-related expenses.  During the second quarter of fiscal 2004 (the three month period ended December 31, 2003) the Company incurred a non-cash charge for stock based compensation expense of $53,041 as a result of stock options granted during the period which contributed to a loss for the period of $354,462.  During the third quarter of fiscal 2004, stock based compensation expense was only $13,242 and the loss for the period was reduced to $279,159.    During the fourth quarter of fiscal 2004, the loss increased to $409,519 as result of increased expenditures during the quarter for travel ($43,704), office and administration ($26,414) legal and accounting ($47,723)  stock-based compensation ($27,912) and research consulting fees paid to ImmPheron ($105,230) and others for patent work ($17,734).

The decrease in the loss for the first quarter of fiscal 2005 ((the three-month period ended September 30, 2004) to $349,282 from the $409,519 incurred during the fourth quarter of fiscal 2004 was as result of reduced expenditures during the quarter for travel ($35,608), office and administration ($22,175), legal and accounting ($31,503), stock-based compensation ($17,740) and research consulting fees paid to ImmPheron ($97,299) and others ($8,145).

Liquidity and Capital Resources

At September 30, 2004, the Company had working capital of $66,670 as compared to working capital of $351,518 at June 30, 2004.  Current assets at September 30, 2004 were comprised of cash on hand of $159,497 and accounts receivable and prepaid expense of $58,588, with current assets at June 30, 2004 comprised of cash of $427,220 and accounts receivable and prepaid expenses of $62,468.

Current liabilities on September 30, 2004 included accounts payable and accrued liabilities of $72,755, amounts due to related parties of $24,760 and the current portion of the amount due to ImmPheron (for the acquisition of SAT) of $53,900.  This compares to current liabilities on June 30, 2004 included accounts payable and accrued liabilities of $62,634, amounts due to related parties of $21,636 and the current portion of the amount due to ImmPheron (for the acquisition of SAT) of $53,900.

Included in liabilities of the Company at both September 30, 2004 and June 30, 2004 is the non-current portion of the amount due to ImmPheron for the acquisition of SAT of $53,820.

Cash decreased by $267,723 during the three-month period ended September 30, 2004 compared to a decrease of $198,957 during the three-month period ended September 30, 2003.   The decrease in cash in 2004 was the result of negative cash flow from operations of $302,097 offset by funds received from the exercise of options of $31,250 and advances from related parties of $3,124.  The decrease in cash during the three-month period ended September 30, 2003 was the result of negative cash flow from operations of $270,314 offset by funds received from the exercise of options and warrants of $45,300 and advances from related parties of $26,084.

In November, 2004 the Company effected the partial closing of 2,090,000 shares of a private placement of 2,700,000 shares announced in October, 2004  This resulted in net proceeds to the Company of approximately $869,000, which will enable the Company to fund its operations, at the current level of expenditure, through the balance of the fiscal year ending June 30, 2005.

Cash flow to date has not satisfied the Company’s operational requirements.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements. Future developments will depend on the Company’s ability to license its SAT technology or obtain financing through joint venturing of projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in its licensing efforts or in obtaining any additional equity financing.

Related Parties Transactions

During three-month period ended September 30, 2004 the Company was charged a total of $18,293 (2003-$20,973) in research and development consulting fees by the President of the Company, with $14,634 (2003 - $16,779) in consulting fees paid to a Vice-President of Business Development who is also a director of the Company.

A further $15,000 was paid to a private company controlled by another director and officer for the provision of management services during three-month period ended September 30, 2004.  This was unchanged from management fees of $15,000 paid to this same company during the same period a year prior.

Contingencies

The Company is aware of no contingencies or pending legal proceedings as of November 26, 2004.

Investor Relations

During the period under review the Company continued to retain NVR Capital Corp. of Vancouver to oversee the Company’s investor relations program.

The principal of NVR Capital Corp. is Norman van Roggen, who currently serves as Manager, Corporate Communications for the Company.  The Company has granted Mr. van Roggen an incentive stock option to purchase a total of 200,000 common shares of the company at $0.25 per share until June 27, 2005.  These options were vested quarterly over a twelve month period.

During the three-month period ended September 30, 2004 the Company spent $20,535 on broker luncheons and dissemination of news releases, and $3,971 for web site design and maintenance.  A further $15,000 was paid for investor relations services, with $15,375 paid for market-making services.

Changes in Accounting Policies

Effective July 1, 2003, the Company adopted the fair value method of accounting for all employee and non-employee stock-based compensation granted, modified or settled on or after July 1, 2003, in accordance with the revised recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  No retroactive restatement is required and adoption of the recommendation has no effect on the prior period financial statements.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are periodically re-measured during the vesting period as the options are earned.  Any changes therein are recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period.

Also effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3063, Impairment of Long-Lived Assets.  Under this standard, long-lived assets held for use are reviewed for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable.  When the carrying value is not recoverable from future cash flows on an undiscounted basis and the carrying value exceeds the assets’ fair value, an impairment loss is recorded for the excess of carrying value over fair value.  Adoption of this standard did not impact the Company’s financial position or results of operations during the current fiscal period.

Equity Securities Issued and Outstanding

The Company had 21,767,239 common shares issued and outstanding as of November 26, 2004.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercializatio

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEXUS BIOTECHNOLOGY, INC.

Date   December 2, 2004

By:     /s/ Stuart Rogers

Stuart Rogers

Director